Exhibit 99.1

BIGLARI CAPITAL CORP.
17802 IH 10 WEST, SUITE 400
SAN ANTONIO, TEXAS 78257
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

September 16, 2013

Mr. James W. Bradford
Chairman of the Board
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, Tennessee 37087

Dear Jim:

We are the lead investor in Cracker Barrel Old Country Store, Inc. Our ownership, through related entities, approximates 20% of the Company, valued in the market at about $500 million. No other shareholder, board member, or officer comes close to matching our ownership. Incontrovertibly, our incentive for value creation exceeds that of the collective Board.

After reading your press release the other day, I found it obvious that when you can’t make solid arguments for rejecting us as board members, you resort to making up arguments. For instance, you state the Board voted against nominating us for election as directors because of our “backgrounds and qualifications; uncertainty over Mr. Biglari's ultimate agenda; and continued business and legal concerns over conflicts of interest.” While you make vague, ambiguous charges and personal attacks, we shall continue to present hard facts.

We have one and only one agenda: to make money. In doing so, our moneymaking would be in direct proportion to that of all other Cracker Barrel stockholders who invest for the same period as we do. So far, we have made about a quarter of a billion dollars in our Cracker Barrel position. We find it undeniable that Cracker Barrel’s stock appreciation generally resulted from our purchasing 20% of the Company in the open market. We have pushed the Board and management, inter alia, to return more capital to shareholders along with pursuing value-enhancing initiatives, e.g., licensing. But that’s not enough; we want more. If we were confident in the Board’s ability to foster sustainable, long-term value, we would simply sit back and enjoy more gains. But it is quite clear that you need our help. Cracker Barrel is an A+ brand that, in our view, has not achieved an A+ performance because the Board lacks entrepreneurial talent. It also lacks board members who have placed a significant part of their net worth in the Company’s stock.

Our involvement as the largest owner of the Company has been quite gainful for all shareholders. Cracker Barrel was undervalued and performing poorly before we appeared on the scene. Shortly after we demanded his ouster, Chairman and CEO Michael Woodhouse exited. Current management’s performance appears reasonable in comparison to Woodhouse’s dismal record. However, management’s performance remains far from stellar. (At the tepid rate of growth in customer traffic in fiscal 2013, it will take about 30 years to recover the customers lost from 2005 through 2012.) There are a number of initiatives — strategic, operational, and financial — the Company should pursue to engender more shareholder value. In this letter, we will present one idea, centered on capital allocation.

Cracker Barrel generates more cash than it consumes. We advise against using surplus cash for the following options:

1.
Open new stores. The idea of plowing money at a low return on invested capital is asinine. Incidentally, management should fully disclose the historical performance of its new stores so all shareholders can evaluate the sagacity of reinvestment. We believe the limited factual material submitted by the Company on new-store investments puts forward data that once all expenses are factored in, new-store investments have achieved a return below the Company’s cost of capital. Fortunately, a significant slowdown has occurred in new store openings.

2.	Accumulate cash. The idea of stockpiling cash when interest rates are nearly zero is also asinine. A return below cost of capital is obviously value destructive.

3.
Debt repayment. Paying down debt when the financing environment is favorable is also asinine. Every dollar that reduces debt is achieving an after-tax return of less than 3%. The Company should lever up judiciously in order to take advantage of low interest rates, not delever when it holds over a billion dollars in real estate value.

The choices above — bad capex, cash accumulation (in a climate of nearly zero interest rates), or paying down debt (i.e., a suboptimal capital structure) — are all wretched strategic capital allocation alternatives. Over the past several months, we have discussed with you a proposal to return substantial cash to all owners by adjusting the capital structure in a manner that can build value for all. We have patiently and privately sought to reach a meeting of the minds, but you have been paying us mere lip service. Instead you issue a press release chock full of makeshift malarkey. As evidence, you cite that the Company has returned “approximately $18.5 million in cash through share repurchases during the past two fiscal years (through fiscal Q3 2013).” How could these repurchases be shareholder friendly when you turn around and issue more shares through stock options and grants as compensation to the Board and to management. Share count as reported for Q3 2011 was 22,975,567, and it was 23,785,827 for Q3 2013. Thus, shareholders have been diluted by the issuance of a net 810,260 shares. In other words, these additional shares have been issued to the Board and to employees with a current value of a whopping $85 million; yet you spin your verbiage as “returning cash to shareholders.” The reality is that value was transferred from shareholders not to them. Therefore, don’t do us owners any more favors by issuing stock options and grants at one price and then turning around and buying them back at an even higher price. Selling low and buying high is unwise; touting it as wise is mere idiocy.

We have an alternate plan: Because of Cracker Barrel’s current debt and debt capacity, we believe that the Board should declare a $20 per share special dividend. As of May 3, 2013, Cracker Barrel had amassed $58.5 million of cash and cash equivalents. Long-term debt stood at $400 million, down from $525 million at the beginning of the Company’s fiscal year. (The debt stood at over $900 million several years ago.) Moreover, as already noted, Cracker Barrel continues to generate cash in excess of what is required to maintain its business. We believe additional debt to fund the dividend would continue to leave the Company with a margin of safety given Cracker Barrel’s powerful collection of real estate assets and earnings power. In fact, you have effectively indicated publicly that the Board is comfortable in adding debt to the Company’s balance sheet with a proposal to purchase our shares. If you can buy our shares, you certainly have the money to issue a special dividend to all shareholders.*

In our view, Cracker Barrel is presently capitalized overconservatively. After incurring additional indebtedness to finance the proposed special dividend, Cracker Barrel would have a capital structure more appropriate to its business. Net debt would be around $800 million for a real estate, restaurant, and retail company with over $1 billion worth of real estate. Moreover, the cash flow coverage, in our view, would be more in line with that of its peer group.

Surely if Cracker Barrel’s current credit facility would permit a buyback of our shares, then a similar accommodation by Cracker Barrel’s lender could be created for the benefit of all shareholders. We think shareholders would welcome an ample return of their capital. And we hold a firm view that the shares of the Company will not fall by a corresponding $20 per share as a result of the dividend. We therefore believe that the alteration of the capital structure will be accretive to shareholder value.

Because of the Board’s stonewalling of our ideas, we are going to take the matter to other shareholders in order to reduce capital allocation risk. We will not wait while the Board continues to dillydally with our shareholder plan. Our next step is to call a special meeting of Cracker Barrel’s shareholders, which will give all owners the opportunity to vote on the special dividend. As you know, 20% of the ownership has the ability to demand a special meeting. As the lead investor in the Company, we plan to lead shareholders to more wealth creation.

We have been long term investors in Cracker Barrel. Resultantly, you would be best served to place us on the Board and forego all the time, energy, and shareholders’ money to fight us. The Board ought to reach a practical resolution to seat us on the board. So long as we are significant stockholders and we believe there is room for fundamental improvement, we will pursue board seats. The idea that a 20% stockholder cannot get a minority position on the board is nonsensical. Nevertheless, while we will continue seeking only two board seats out of nine, we will also employ the corporate machinery to put to a vote a special dividend at a special meeting. Time is ripe to pay shareholders a $20 per share special dividend. You have no valid counterargument to deny us owners a significant dividend.

Rest assured: We are determined to remain relentless in our pursuit of additional value creation.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari

* As you are aware, twice in the past year Cracker Barrel has offered to purchase all shares owned by Biglari Holdings Inc. and its affiliates, a transaction that would have resulted in a purchase price of approximately $305 million at the time the offer was made.  With these funds alone, Cracker Barrel could have paid nearly a $13 per share special dividend that would have benefited all shareholders proportionately.